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Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Unaudited, (in thousands)

	For the year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations	1,650,250	1,406,331	$1,578,957	$1,097,478	$603,978
Add:
Distributions from unconsolidated entities	201,614	177,354	148,927	112,611	108,346
Amortization of capitalized interest	3,925	3,900	999	2,830	1,990
Fixed Charges	1,150,251	1,110,893	1,102,184	946,500	1,330,457
Less:
Income from unconsolidated entities	(226,774)	(206,380)	(121,634)	(255,201)	(88,581)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(347)	(1,063)	(1,286)	(1,249)	(1,066)
Interest capitalization	(16,500)	(15,585)	(20,703)	(5,700)	(3,707)

Earnings	$2,762,419	$2,475,450	$2,687,444	$1,897,269	$1,951,417

Fixed Charges:
Portion of rents representative of the interest factor	13,577	13,227	13,300	12,600	12,573
Interest on indebtedness (including amortization of debt expense)	992,601	1,082,081	1,068,181	928,200	963,489
Interest capitalized	16,500	15,585	20,703	5,700	3,707
Loss on extinguishment of debt	127,573	—	—	—	350,688

Fixed Charges	$1,150,251	$1,110,893	$1,102,184	$946,500	$1,330,457

Ratio of Earnings to Fixed Charges	2.40x	2.23x	2.44x	2.00x	1.47x

            For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

            There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

            Ratios have been revised for all years presented to reflect the spin-off of Washington Prime Group Inc.

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  Exhibit 12.1
Simon Property Group, L.P. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges Unaudited, (in thousands)